===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                ---------------

                                   FORM 11-K

                                ---------------
(Mark One)
 [X]           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  For the fiscal year ended September 30, 1997

                                       OR

 [ ]           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

               For the transition period from        to
                        Commission File Number 1-6098

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                            DANIEL INDUSTRIES, INC.
                         EMPLOYEES' PROFIT SHARING AND
                                  SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            DANIEL INDUSTRIES, INC.
                              9753 Pine Lake Drive
                              Houston, Texas 77055



===============================================================================

                                 SIGNATURES

       The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          DANIEL INDUSTRIES, INC.
                                          EMPLOYEES' PROFIT SHARING
                                          AND SAVINGS PLAN

Date DECEMBER 19, 1997                       By /s/ James Hall
     -----------------                          ----------------------------
                                                James Hall
                                                Member of the Administrative
                                                Committee



Date DECEMBER 19, 1997                       By /s/ Wilfred Krenek
     -----------------                          ----------------------------
                                                Wilfred Krenek
                                                Member of the Administrative
                                                Committee



Date DECEMBER 19, 1997                       By /s/ Bela Vaczi
     -----------------                          ----------------------------
                                                Bela Vaczi
                                                Member of the Administrative
                                                Committee



Date DECEMBER 19, 1997                       By /s/ Michael R. Yellin
     -----------------                          ----------------------------
                                                Michael R. Yellin
                                                Member of the Administrative
                                                Committee

                      REPORT OF INDEPENDENT ACCOUNTANTS


To the Members and
Administrative Committee of
Daniel Industries, Inc.
Employees' Profit Sharing and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Daniel Industries, Inc. Employees' Profit Sharing and Savings Plan at September 30, 1997 and 1996, and the changes in net assets available for benefits for the year ended September 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules 1 and 2 and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP

Houston, Texas
December 15, 1997

                            DANIEL INDUSTRIES, INC.
                   EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                              WITH FUND INFORMATION

                               SEPTEMBER 30, 1997

                                           -----------------------------------------------------------------------------------
                                             FIDELITY
                                            RETIREMENT                 FIDELITY
                                            GOVERNMENT     FIDELITY     GROWTH                      FIDELITY
                                              MONEY      INTERMEDIATE      &          FIDELITY      BLUE CHIP
                                              MARKET         BOND       INCOME        PURITAN         GROWTH       FIDELITY
                                            PORTFOLIO(*)     FUND(*)   PORTFOLIO(*)     FUND           FUND(*)    CONTRAFUND(*)
                                           -----------   ------------  ----------    -----------   -----------   ------------

Investments at fair market value:

    Mutual funds                           $ 2,657,973   $ 5,965,626   $16,880,329   $ 1,564,464   $ 4,744,947   $ 4,648,055

    Sponsor Stock Fund
    (Not Member directed)                           --            --            --            --            --            --

    Sponsor Stock Fund
    (Member directed)                               --            --            --            --            --            --

    Loans to Members                                --            --            --            --            --            --
                                           -----------   -----------   -----------   -----------   -----------   -----------

  Total investments at fair market value     2,657,973     5,965,626    16,880,329     1,564,464     4,744,947     4,648,055

Employee contributions receivable                8,159         6,424        33,723        12,650        35,536        24,869

Employer contributions receivable                   --            --            --            --            --            --
                                           -----------   -----------   -----------   -----------   -----------   -----------

     NET ASSETS AVAILABLE FOR BENEFITS     $ 2,666,132   $ 5,972,050   $16,914,052   $ 1,577,114   $ 4,780,483   $ 4,672,924
                                           ===========   ===========   ===========   ===========   ===========   ===========
                                           -------------------------------------------------------
                                             SPONSOR
                                              STOCK       LOANS TO     UNALLOCATED
                                              FUND(*)      MEMBERS       AMOUNTS         TOTAL
                                           -----------   -----------   -----------   -------------
Investments at fair market value:

    Mutual funds                           $        --   $        --   $        --   $  36,461,394

    Sponsor Stock Fund
    (Not Member directed)                    8,006,760            --            --       8,006,760

    Sponsor Stock Fund
    (Member directed)                        2,118,999            --            --       2,118,999

    Loans to Members                                --       587,816            --         587,816
                                           -----------   -----------   -----------   -------------

  Total investments at fair market value    10,125,759       587,816            --      47,174,969

Employee contributions receivable                7,506            --            --         128,867

Employer contributions receivable               31,765            --       800,000         831,765
                                           -----------   -----------   -----------   -------------

     NET ASSETS AVAILABLE FOR BENEFITS     $10,165,030   $   587,816   $   800,000   $  48,135,601
                                           ===========   ===========   ===========   =============

(*) Denotes Plan holdings which represent 5% or more of the Plan's net assets available for benefits.


    The accompanying notes are an integral part of the financial statements.

                             DANIEL INDUSTRIES, INC.
                   EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                              WITH FUND INFORMATION

                               SEPTEMBER 30, 1996

                                         ----------------------------------------------------------------------------------
                                           FIDELITY
                                          RETIREMENT                  FIDELITY
                                          GOVERNMENT     FIDELITY      GROWTH                     FIDELITY
                                            MONEY      INTERMEDIATE      &          FIDELITY      BLUE CHIP
                                            MARKET         BOND        INCOME       PURITAN         GROWTH      FIDELITY
                                          PORTFOLIO(*)     FUND(*)    PORTFOLIO(*)   FUND            FUND(*)   CONTRAFUND(*)
                                         ------------  -----------   -----------   -----------   -----------   -----------

Investments at fair market value:

  Mutual funds                           $ 3,075,484   $ 7,104,525   $13,117,595   $ 1,057,011   $ 3,046,380   $ 2,989,307

  Sponsor Stock Fund
  (Not Member directed)                           --            --            --            --            --            --

  Sponsor Stock Fund
  (Member directed)                               --            --            --            --            --            --

  Loans to Members                                --            --            --            --            --            --
                                         -----------   -----------   -----------   -----------   -----------   -----------

Total investments at fair market value     3,075,484     7,104,525    13,117,595     1,057,011     3,046,380     2,989,307

Employee contributions receivable             10,980         8,053        25,494        13,030        36,031        22,453

Employer contributions receivable                 --            --            --            --            --            --
                                         -----------   -----------   -----------   -----------   -----------   -----------

     NET ASSETS AVAILABLE FOR BENEFITS   $ 3,086,464   $ 7,112,578   $13,143,089   $ 1,070,041   $ 3,082,411   $ 3,011,760
                                         ===========   ===========   ===========   ===========   ===========   ===========
                                         -------------------------------------------------------
                                           SPONSOR
                                            STOCK       LOANS TO     UNALLOCATED
                                            FUND (*)     MEMBERS       AMOUNTS         TOTAL
                                         -----------   -----------   -----------   -------------

Investments at fair market value:

  Mutual funds                           $        --   $        --   $        --   $  30,390,302

  Sponsor Stock Fund
  (Not Member directed)                    5,428,524            --            --       5,428,524

  Sponsor Stock Fund
  (Member directed)                          901,536            --            --         901,536

  Loans to Members                                --       476,163            --         476,163
                                         -----------   -----------   -----------   -------------

Total investments at fair market value     6,330,060       476,163            --      37,196,525

Employee contributions receivable              6,214            --            --         122,255

Employer contributions receivable             30,352            --       800,000         830,352
                                         -----------   -----------   -----------   -------------

     NET ASSETS AVAILABLE FOR BENEFITS   $ 6,366,626   $   476,163   $   800,000   $  38,149,132
                                         ===========   ===========   ===========   =============

(*) Denotes Plan holdings which represent 5% or more of the Plan's net assets available for benefits.


    The accompanying notes are an integral part of the financial statements.

                            DANIEL INDUSTRIES, INC.
                   EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION

                         YEAR ENDED SEPTEMBER 30, 1997

                                                 ------------------------------------------------------------------------------
                                                  FIDELITY
                                                  RETIREMENT                       FIDELITY
                                                  GOVERNMENT       FIDELITY         GROWTH                         FIDELITY
                                                    MONEY        INTERMEDIATE         &            FIDELITY        BLUE CHIP
                                                    MARKET           BOND           INCOME         PURITAN          GROWTH
                                                   PORTFOLIO         FUND          PORTFOLIO        FUND             FUND
                                                 -------------   ------------    -------------   ------------    -------------

ADDITIONS TO NET ASSETS:

  Investment income:

    Cash dividends                               $    146,691    $    416,451    $    733,018    $     92,168    $    157,923
    Interest on loans to Members                        2,141           3,730           9,122           5,258          10,206
    Other                                                  98              39             213              60             164
    Net appreciation                                       --          81,625       3,563,678         237,448         994,572
                                                 ------------    ------------    ------------    ------------    ------------

     Total investment income                          148,930         501,845       4,306,031         334,934       1,162,865

   Contributions:
      Participating employees                         111,988          84,464         381,822         164,406         452,277
      Participating employers                              --              --              --              --              --
      Rollover from qualified plans                        --              --          20,071          13,896          38,245
    Repayments on loans to Members                      6,795          15,141          33,158          17,410          61,226
                                                 ------------    ------------    ------------    ------------    ------------

     TOTAL ADDITIONS                                  267,713         601,450       4,741,082         530,646       1,714,613
                                                 ------------    ------------    ------------    ------------    ------------

DEDUCTIONS FROM NET ASSETS:

    Member distributions                             (480,029)       (386,079)       (769,465)       (230,212)       (359,233)
    Loans to Members                                  (42,350)        (47,125)       (115,557)        (17,469)        (47,155)
    Administrative expenses                           (19,000)         (1,608)         (3,432)         (3,440)           (311)
    Transfer to qualified plan                       (229,708)       (107,943)       (467,985)           (174)        (27,256)
                                                 ------------    ------------    ------------    ------------    ------------

     TOTAL DEDUCTIONS                                (771,087)       (542,755)     (1,356,439)       (251,295)       (433,955)
                                                 ------------    ------------    ------------    ------------    ------------

Interfund transfers                                   (89,629)     (1,252,920)        213,923         167,536         247,663
                                                 ------------    ------------    ------------    ------------    ------------

Allocation of prior year employer contribution        172,671          53,697         172,397          60,186         169,751
                                                 ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS                    (420,332)     (1,140,528)      3,770,963         507,073       1,698,072

NET ASSETS AVAILABLE FOR BENEFITS AT THE
   BEGINNING OF YEAR                                3,086,464       7,112,578      13,143,089       1,070,041       3,082,411
                                                 ------------    ------------    ------------    ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS AT THE
   END OF YEAR                                   $  2,666,132    $  5,972,050    $ 16,914,052    $  1,577,114    $  4,780,483
                                                 ============    ============    ============    ============    ============
                                                 -------------------------------------------------------------------------------
                                                                   SPONSOR
                                                   FIDELITY         STOCK          LOANS TO      UNALLOCATED
                                                  CONTRAFUND         FUND (a)       MEMBERS         AMOUNTS             TOTAL
                                                 ------------    ------------    -------------   ------------      ------------
ADDITIONS TO NET ASSETS:

  Investment income:

    Cash dividends                               $    207,607    $         --    $         --    $        --       $  1,753,858
    Interest on loans to Members                        7,092           1,917              --             --             39,466
    Other                                                 124              32              --             --                730
    Net appreciation                                  929,788       3,389,059              --             --          9,196,170
                                                 ------------    ------------    ------------    -----------    ---------------

     Total investment income                        1,144,611       3,391,008              --             --         10,990,224

   Contributions:
      Participating employees                         305,100          85,945              --             --          1,586,002
      Participating employers                              --         394,469              --        800,000          1,194,469
      Rollover from qualified plans                    16,927              --              --             --             89,139
    Repayments on loans to Members                     44,016          10,524        (188,270)            --                 --
                                                 ------------    ------------    ------------    -----------    ---------------

     TOTAL ADDITIONS                                1,510,654       3,881,946        (188,270)       800,000         13,859,834
                                                 ------------    ------------    ------------    -----------    ---------------

DEDUCTIONS FROM NET ASSETS:

    Member distributions                             (168,163)       (482,955)        (27,488)            --         (2,903,624)
    Loans to Members                                  (39,818)        (17,937)        327,411             --                 --
    Administrative expenses                              (153)         (3,924)             --             --            (31,868)
    Transfer to qualified plan                       (104,807)             --              --             --           (937,873)
                                                 ------------    ------------    ------------    -----------    ---------------

     TOTAL DEDUCTIONS                                (312,941)       (504,816)        299,923             --         (3,873,365)
                                                 ------------    ------------    ------------    -----------    ---------------

Interfund transfers                                   328,618         384,809              --             --                 --
                                                 ------------    ------------    ------------    -----------    ---------------

Allocation of prior year employer contribution        134,833          36,465              --       (800,000)                --
                                                 ------------    ------------    ------------    -----------    ---------------

INCREASE (DECREASE) IN NET ASSETS                   1,661,164       3,798,404         111,653             --          9,986,469

NET ASSETS AVAILABLE FOR BENEFITS AT THE
   BEGINNING OF YEAR                                3,011,760       6,366,626         476,163        800,000         38,149,132
                                                 ------------    ------------    ------------    -----------    ---------------

NET ASSETS AVAILABLE FOR BENEFITS AT THE
   END OF YEAR                                   $  4,672,924    $ 10,165,030    $    587,816    $   800,000    $    48,135,601
                                                 ============    ============    ============    ===========    ===============

(a) The portion of this fund which is attributable to Members' Employer Matching Contribution Accounts is not Member directed. In addition, the portion of this fund which is attributable to assets held by the Plan, as of June 30, 1995, as a result of Discretionary Employer Contributions is not Member directed.


    The accompanying notes are an integral part of the financial statements.

                        Notes to Financial Statements

Note 1 - Description of the Plan

      The following description provides only general information relating to the Plan and is qualified by the terms of the Plan. Capitalized terms which are not otherwise defined herein are defined in the Plan. Members should refer to the Summary Plan Description or the Plan document for a more complete explanation of the Plan's provisions. The Plan document is controlling at all times.

      The Daniel Industries, Inc. Employees' Profit Sharing and
Retirement Plan (the "Profit Sharing Plan") was initially established effective September 30, 1953. The Daniel Industries, Inc. Employees' Savings Plan (the "Savings Plan") was initially established effective October 1, 1982, as a stock purchase plan and was amended to become a pre-tax savings plan effective April 1, 1984. Effective October 1, 1991, the Profit Sharing Plan was merged into the Savings Plan. The Savings Plan was thereafter called the Daniel Industries, Inc. Employees' Profit Sharing and Savings Plan (the "Plan") and was amended from time to time to reflect certain changes in the Internal Revenue Code, as amended (the "Code").

      The Plan has been amended and restated effective January 1, 1998. See Note 5.

      Participation

      The Plan is a defined contribution plan in which each Employee of Daniel Industries, Inc. (the "Company" or the "Sponsor"), Daniel Measurement and Control, Inc. (formerly Daniel Flow Products, Inc.), Daniel Valve Company and Oilfield Fabricating and Machine, Inc. (together, the "Employers") is initially eligible to participate on the second Entry Date (the first day of each Calendar Quarter) next following the date such Employee was first employed by an Employer.

      Oilfield Fabricating and Machine, Inc. adopted the Plan effective July
1, 1996. Daniel En-Fab Systems, Inc. terminated its participation in the Plan on June 30, 1995. Approximately $938,000 in assets belonging to Members of the Plan previously employed by Daniel En-Fab Systems, Inc. were transferred to another qualified plan during the Plan year. Daniel Industrial, Inc. terminated its participation in the Plan effective November 30, 1995. Assets remaining in the Plan belonging to Members previously employed by Daniel Industrial, Inc. and Daniel En-Fab Systems, Inc. are immaterial to the Plan as a whole.


      Contributions

      The Plan provides for Discretionary Employer Contributions in such amount, if any, that shall be determined by the Employers. Upon receipt of the related funds from the Employers, these contributions are allocated among each Employer's Active Members in the proportion which the Considered Compensation of each Member for the Plan Year bears to the total Considered Compensation of all Members of that Employer for the Plan Year. Prior to receipt of the related funds previously determined to be contributed by the Employers, these contributions appear as unallocated amounts in the financial statements. A summary of Discretionary Employer Contributions for the Plan Year ended September 30, 1997 is as follows:

                                          Discretionary Employer
                                        Contributions for Plan Year
              Employer                   Ended September 30, 1997
    -----------------------------       ---------------------------
    Daniel Industries, Inc.                     $  65,011
    Daniel Measurement and Control, Inc.          535,390
    Oilfield Fabricating & Machine Inc.            26,044
    Daniel Valve Company                          173,555
                                                ---------
                                                $ 800,000
                                                =========


      Further, an eligible Employee may choose, by completing and returning to the Administrative Committee of the Plan (the "Administrative Committee") a Salary Deferral Agreement, to authorize his Employer to reduce his Considered Compensation by a certain amount and to contribute on his behalf such amount to a trust (the "Trust") created under the Plan. The maximum reduction in compensation that a Member participating in the Plan may elect for contribution to the Plan is determined by the Administrative Committee; the nontaxable portion of each Member's annual Salary Deferral Contribution is limited to the maximum amount permitted by the Secretary of the Treasury ($9,500 for the 1997 calendar year). In addition, such contributions by Members who are "highly compensated employees" (within the meaning of Section 414(q) of the Code) are subject to nondiscrimination limitations that are affected by contributions made by all other Members.

      Each Employer makes contributions ("Salary Deferral Contributions") for each Member employed by such Employer in amounts equal to the amounts by which each such Member's Considered Compensation was reduced pursuant to his Salary Deferral Agreement. In addition, each Employer is required to make a matching contribution (an "Employer Matching Contribution") for each Member employed by such Employer in an amount equal to the lesser of 1.5% of such Member's Considered Compensation or 50% of such Member's Salary Deferral Contributions. Under certain circumstances, a Member may make additional Rollover Contributions and Voluntary Employee Contributions to the Trust.

      Salary Deferral Contributions, Employer Matching Contributions and Discretionary Employer Contributions made on behalf of each Member are credited to such Member's Salary Deferral Contribution Account, Employer Matching Contribution Account and Discretionary Employer Contribution Account, respectively. Each of such Accounts reflects the contributions, forfeitures and Investment Gain or Loss allocated to such Account. A Member's Discretionary Employer Contribution Account, Salary Deferral Contribution Account,
Employer Matching Contribution Account, Rollover Contribution Account and Voluntary Employee Contribution Account are referred to collectively as a Member's Accounts.

      A summary of Members' Salary Deferral Contributions and a summary of Employer Matching Contributions for the Plan Year ended September 30, 1997, are as follows:

                                               Members' Salary Deferral
                                           Contributions for Plan Year Ended
         Employer                                September 30, 1997
---------------------------                ---------------------------------
Daniel Industries, Inc.                                $  158,504
Daniel Measurement and Control, Inc.                      999,773
Oilfield Fabricating & Machine, Inc.                       46,586
Daniel Valve Company                                      381,139
                                                       ----------
                                                       $1,586,002
                                                       ==========


                                                Employer Matching
                                         Contributions for Plan Year Ended
         Employer                               September 30, 1997
---------------------------             -----------------------------------


Daniel Industries, Inc.                              $   38,580
Daniel Measurement and Control, Inc.                    251,239
Oilfield Fabricating & Machine, Inc.                     10,822
Daniel Valve Company                                     93,828
                                                     ----------
                                                     $  394,469
                                                     ==========

      Investments

      The Plan provides for assets held by the Plan as a result of Employer Matching Contributions to be invested in the Sponsor Stock Fund. Assets held by the Plan as of June 30, 1995, as a result of Discretionary Employer Contributions and invested in the fund entitled the Company Stock Fund shall be invested in the Sponsor Stock Fund. The Plan further provides that assets held by the Plan as a result of Salary Deferral Contributions, Discretionary Employer Contributions (except as specified above) and Rollover Contributions shall be invested in such categories of assets as may be determined by the Administrative Committee. Such categories of assets include seven investment alternatives. Except for the Sponsor Stock Fund, all of the investment alternatives are mutual funds managed by Fidelity Management and Research Company. The investment options are as follows:

Fidelity Retirement Government Money Market Portfolio-invests in U.S. Government securities and repurchase agreements for these securities.

Fidelity Intermediate Bond Fund-normally invests in investment grade debt securities.

Fidelity Growth & Income Portfolio-invests mainly in equity securities of companies that pay current dividends and offer potential growth of earnings.

Fidelity Puritan Fund-invests in a broadly diversified portfolio of high-yielding equity and debt securities.

Fidelity Blue Chip Growth Fund-invests mainly in common stocks of well-known and established companies.

Fidelity Contrafund-invests mainly in equity securities of companies that are undervalued or out-of-favor.

Sponsor Stock Fund-invests primarily in Daniel Industries, Inc. common stock.

In addition, a loan to a Member is a Member-directed investment of that Member's Account.

      Earnings and losses on assets in the investment funds are allocated solely to the Account of the Member, or Beneficiary, on whose behalf the investment in the fund was made.

      The Plan provides that each Member is required to designate the percentage of his share of Salary Deferral Contributions and Discretionary Employer Contributions and of his Rollover Contributions to be invested in each fund.
A Member has the right to change the percentage of his share of such contributions to be invested in a particular fund on any business day. In addition, a Member has the right to change, by amount or percentage, his interest in each of his Accounts (subject to limitations described above) to be invested in the respective funds on any business day. Members may participate in all funds simultaneously. As Employer Matching Contributions are invested in the Sponsor Stock Fund, all Members who are eligible for such contributions become participants in such fund.

      Vesting

      A Member is always 100% vested in all of his Accounts except his Discretionary Employer Contribution Account. The balance in each Member's Discretionary Employer Contribution Account vests with such Member in 20% annual increments beginning with such Member's third employment anniversary date. Accordingly, Members are fully vested at the end of seven years. A Member's interest in the Discretionary Employer Contribution Account also becomes fully vested upon Retirement or upon death or Separation on account of Total and Permanent Disability. In addition, under the terms of the Daniel Industries, Inc. Employees' Profit Sharing and Savings Plan Partial Termination Agreement, any Member whose employment is terminated as a result of the Company's Restructuring Plan announced on February 2, 1995, shall become fully vested in his Discretionary Employer Contribution Account. Non-vested amounts are forfeited upon termination of employment and are used to restore any accounts required to be restored. Any excess forfeited balances at the end of the Plan Year are allocated to remaining Members on the same basis used to allocate Discretionary Employer Contributions of the Employers as described above.

      Distributions and Withdrawals

      Upon the death, Total Permanent Disability, or Retirement of a Member, or his termination of employment with his Employer, such Member or his validly designated Beneficiary is entitled to a distribution of the vested interest of the amount in the Member's Accounts net of any outstanding loans.

      Each Member who has completed five years of Vesting Service and who has given written notice to the Administrative Committee may withdraw a specified amount of his Discretionary Employer Contribution Account, but not in excess of 25% of his vested interest in such account. The number of such withdrawals available to a Member is limited to one prior to his completion of ten years of Vesting Service and one subsequent to his completion of ten years of Vesting Service.

      A Member who is suffering a qualifying financial hardship may file a written request with the Administrative Committee to withdraw from his Salary Deferral Contribution Account, Employer Matching Contribution Account and Rollover Contribution Account an amount necessary to ease his hardship.
However, a Member is not entitled to make a financial hardship withdrawal of any earnings credited to the Member's Salary Deferral Contribution Account or of any Employer Matching Contributions or earnings credited to the Member's Employer Matching Contribution Account after December 31, 1988.

      Upon reaching age 55 and completing 25 years of service, a Member, upon giving written notice to the Administrative Committee, may make one withdrawal of an amount not in excess of the total balance in his Accounts other than his Salary Deferral Contribution Account. Upon reaching age 60 and completing 25 years of service, a Member, upon giving written notice to the Administrative Committee, may make one withdrawal of an amount not in excess of the total balance in his Accounts (exclusive of any Account(s) from which he made a prior withdrawal pursuant to this provision).

      The Plan provides that, for the purpose of receiving a distribution or making any of the withdrawals described above, a Member's Accounts shall be valued on the Valuation Date coincident with the distribution or withdrawal.

     Subject to the limitations established by Section 401(a)(9) of the Code, distributions are payable in accordance with the Member's choice in cash or in kind, or both, in any one or a combination of the following manners: (i) in one lump sum; or (ii) in substantially equal periodic installments for a specified number of years not to exceed the greater of (a) 25 years or (b) the life expectancy of the Member or the joint and last survivor life expectancy of the Member and his spouse or other Beneficiary or such shorter period as may result from the allocation of losses to his Accounts.

      Loans

      A Member may borrow up to 50% of his Employer Matching Contribution Account, Salary Deferral Contribution Account and Rollover Contribution Account may be borrowed is $1,000 and the maximum is $50,000. A Member may have no more than one loan outstanding at any time. At September 30, 1997, the Plan had outstanding loans to Members in the amount of $587,816 earning interest at rates ranging from 7.90% to 9.26%.

      Trustee and Investment Manager

      The Trustee of the Plan is Fidelity Management Trust Company. Under the terms of the Plan, as amended, and/or the Trust Agreement between the Company and Fidelity Management Trust Company, the Trustee's duties are to maintain custody of the assets of the Trust Fund, to invest and reinvest the assets of the Trust Fund subject to the instruction of the Members and the terms of the Trust, and to perform certain ministerial, record keeping and administrative functions under the Plan. The Trustee is appointed by the Board of Directors of the Company and serves as Trustee under the terms of the Trust and the Plan until termination of the Trust, the resignation of the Trustee or the removal of the Trustee by the Board of Directors of the Company. In addition, the Trustee shall vote the shares of the Company's common stock and the shares of the mutual funds held by the Trust subject to instruction by the Members who have interests in the Sponsor Stock Fund and in the mutual funds.

      Fidelity Investments Institutional Services Company ("Fidelity"), the Plan's investment manager, makes investment decisions regarding all of the Plan's investments except the Sponsor Stock Fund. The investment manager is appointed by the Plan's Administrative Committee which reviews its performance.

      Termination of the Plan

      The Company currently intends to continue the Plan indefinitely, but it may terminate the Plan at any time, withdraw from the Plan, or amend it in whole or in part. Any Employer that has adopted the Plan may terminate the Plan with respect to itself by executing and delivering to the Trustee a notice of termination that specifies the date on which the Plan will terminate. If the Plan is terminated, all vested and non-vested amounts credited to the Accounts of each Member will be paid to such Member or his Beneficiary after payment of all expenses and adjustments.


Note 2 - Significant Accounting Policies

      Basis of Presentation

      The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

      Investments

      Investments are stated at fair market value as determined by quoted market prices as of the end of the Plan year.

      Recognition of Income

      Interest income is recorded as earned on an accrual basis. Any change in the net asset value of each mutual fund is recorded in the Statement of Changes in Net Assets Available for Benefits with Fund Information as net appreciation (depreciation). Dividends are recorded when distributed to Members.

        Net Appreciation and Depreciation of Investments

      The Department of Labor requires that the components of net appreciation (depreciation) for investments be segregated and calculated on a revalued cost basis for ERISA annual report (Form 5500) reporting purposes. Under the revalued cost basis, realized gains (losses) are calculated by taking the proceeds from the sale of assets less the fair value of the assets at the beginning of the plan year, or at time of purchase if acquired during the current plan year. Unrealized appreciation (depreciation) of investments is calculated by taking the fair value of the assets at the end of the plan year less the fair value of the assets at the beginning of the plan year, or at time of purchase if acquired during the current plan year.

      Use of Estimates

      The preparation of the Plan's financial statements in conformity with generally accepted accounting principles may require the Plan's management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that any estimates made in connection with these financial statements are reasonable.

      Risks and Uncertainties

      The Plan is subject to the normal risks associated with international and domestic debt, equity and venture capital markets.

      Administrative Expenses

      Trustee and recordkeeping fees and expenses relating to the Plan's mutual funds are paid by the Plan. Legal and audit fees relating to the Plan are paid by the Company.


Note 3 - Member Distribution Obligations

      Distribution payments to members are recognized only upon payment. Obligations for distribution payments to Members are reflected as liabilities in the Form 5500 Annual Return/Report of Employee Benefit Plan.


Note 4 - Federal Income Tax Status

      Based on the design and current operation of the Plan, management believes that the Plan is qualified under Section 401(a), and, therefore, the Trust is exempt from taxation under Section 501(a) of the Code. The Internal Revenue Service granted favorable letter of determination to the Plan on April 24, 1996. Generally, contributions to a qualified plan are deductible by the Company when made. Earnings of the Trust are tax exempt and

Members are not taxed on their benefits until withdrawn from the Plan and not rolled over into another qualified plan or individual retirement account.


Note 5 - Subsequent Events

      Effective October 1, 1997, the Administrative Committee added two additional investment alternatives to the categories of assets available for investment of the Plan's assets. The two alternatives are the Fidelity Spartan U.S. Equity Index Fund managed by Fidelity Management and Research Company and the Janus Worldwide Fund managed by Janus Capital.

      The Plan has been amended and restated effective January 1, 1998, to provide for the following:

      1)  A change in the Plan Year to the calendar year.

      2) The merger of the Bettis Corporation Retirement Savings Plan and the Shafer Valve Company 401(k)Plan into the Plan.

      3) A Matching Contribution of 100% of the first three percent of a Member's Considered Compensation contributed to the Plan as Salary Deferral Contributions and 50% of the next two percent of a Member's Considered Compensation contributed to the Plan as Salary Deferral Contributions.

      4) Assets held by the Plan as a result of Employer Matching Contributions to be invested, according to each Member's direction, in such categories of assets as may be determined by the Administrative Committee.

      5) The elimination of the vesting schedule with regard to the Discretionary Employer Contribution Account.

      6) A Supplemental Contribution to be made by the Employer on a discretionary basis.

      7) Assets held by the Plan as of June 30, 1995, as a result of Discretionary Employer Contributions, to be invested effective January 1, 1999, according to each Member's direction, in such categories of assets as may be determined by the Administrative Committee.

                                                                      Schedule 1

                           DANIEL INDUSTRIES, INC.
                  EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                           AS OF SEPTEMBER 30, 1997




    (b) Identity of issue,        (c) Description of investment including
        borrower, lessor              maturity date, rate of interest,                   (e) Current
(a)     or similar party              collateral, par or maturity value     (d) Cost          value
--- ----------------------        ---------------------------------------   -----------    -----------
*   Sponsor Stock Fund                    Common Stock                      $ 3,833,575    $10,125,759

*   Fidelity Contrafund                   Mutual Fund                         3,673,009      4,648,055
*   Fidelity Blue Chip Growth Fund        Mutual Fund                         3,877,304      4,744,947

*   Fidelity Growth & Income
       Portfolio                          Mutual Fund                        12,008,812     16,880,329
*   Fidelity Puritan Fund                 Mutual Fund                         1,408,513      1,564,464
*   Fidelity Intermediate Bond Fund       Mutual Fund                         6,021,707      5,965,626

*   Fidelity Retirement Government
       Money Market Portfolio             Mutual Fund                         2,657,973      2,657,973
*   Participant Loans                     Loans, with interest ranging
                                          from 7.90% to 9.26%                         -        587,816
                                                                            -----------    -----------
                  Plan assets held for Investment                           $33,480,893    $47,174,969
                                                                            ===========    ===========

   * Represents an investment associated with a party in interest.

                                                                      Schedule 2

                           DANIEL INDUSTRIES, INC.
                  EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

                 ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                        YEAR ENDED SEPTEMBER 30, 1997

                                                                        (h)
                                                                        Current
(a)                                                                     value of
Identity       (b)               (c)          (d)            (g)        asset on      (i)
of party       Description       Purchase      Selling       Cost       transaction   Net gain
involved       of asset          price         price         of asset   date          or  (loss)
-----------   --------------    ----------    ----------    ---------   ----------    ----------
Fidelity       Sponsor          $1,662,062    $1,255,421    $ 851,979   $1,255,421    $  403,442
Investments    Stock Fund

Fidelity       Growth &          3,150,444     2,951,387    2,545,834    2,951,387       405,553
Investments    Income Fund

Fidelity       Intermediate        862,114     2,082,639    2,109,205    2,082,639       (26,566)
Investments    Bond Fund

Fidelity       Retirement        2,053,894     2,471,405    2,471,405    2,471,405             -
Investments    Government
               Money Market
               Fund

Fidelity       Blue Chip         1,395,656       691,660      589,447      691,660       102,213
Investments    Growth Fund

Fidelity       Contrafund       1 ,600,464       871,505      811,819      871,505        59,686
Investments

Fidelity       Puritan Fund        860,247       590,241      554,075      590,241        36,166
Investments


Columns (e) and (f) have been omitted because they are not applicable.

NOTE: This schedule is a listing of a series of investment transactions in the same security which exceed five percent of the Plan's assets as of the beginning of the Plan year.

                              Index to Exhibits


No.                       Description
---                       -----------
23                        Consent of Price Waterhouse LLP
